UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of May 2012
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated May 23, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  May 23, 2012

Exhibit No.	Description
1.	Press release, dated May 23, 2012

Exhibit 1

Jinpan International Successfully Develops Large-Scale Cast Resin Dry Type Transformer

Carlstadt, N.J., May 23, 2012 - Jinpan International Ltd (Nasdaq: JST) (the “Company”), a leading designer, manufacturer, and distributor of cast resin dry type transformers, today announced that its subsidiary Hainan Jinpan Electric Co. Ltd. successfully developed a 40,000KVA / 35KV cast resin dry type power transformer.  The Company has shipped the transformer to the customer’s site in China’s Anhui province for installation in a transformer substation that will deliver power to gas liquification systems.

In recent years, utilities in China have favored dry-type over oil-filled transformers due to the dry type transformers’ advantages in terms of energy efficiency, safety, and environmental impact.  However, due to limitations in insulation and manufacturing technology, only a handful of manufacturers in China are capable of manufacturing large-scale dry-type transformers with capacities exceeding 10,000KVA.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented that “We believe that Jinpan is the first company in China to successfully develop a 40,000 KVA / 35KV cast resin dry type transformer, which we also believe is one of the largest cast resin dry type transformers in the world.  Prior to this transformer, the largest cast resin dry type transformer developed by Chinese manufacturers was 25,000KVA. Jinpan’s development of a 40,000KVA transformer represents a significant technical break-through in its manufacturing technology.  It further demonstrates that Jinpan is a world class manufacturer.”

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2011 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd. Mark Du Chief Financial Officer (201) 460-8778	At ICR, Inc.: In U.S. Bill Zima (646) 308-1630